Exhibit 99.1

2023 INTERIM REPORT Bilibili Inc. HKEX: 9626 NASDAQ: BILI (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Bilibili Inc. 2023 Interim Report Contents Company Information 2 Financial Highlights 3 Business Review and Outlook 6 Management Discussion and Analysis 11 Corporate Governance 16 Other Information 21 Report on Review of Interim Financial Information 31 Unaudited Interim Condensed Consolidated Balance Sheet 33 Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss 36 Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity 38 Unaudited Interim Condensed Consolidated Statement of Cash Flows 40 Notes to Unaudited Interim Condensed Consolidated Financial Information 43 Definitions 77

Bilibili Inc. 2023 Interim Report Company Information BOARD OF DIRECTORS Directors Mr. Rui Chen (Chairman and Chief Executive Officer) Ms. Ni Li Mr. Yi Xu Independent Directors Mr. JP Gan Mr. Eric He Mr. Feng Li Mr. Guoqi Ding AUDIT COMMITTEE Mr. Eric He (Chairman) Mr. JP Gan Mr. Feng Li COMPENSATION COMMITTEE Mr. JP Gan (Chairman) Mr. Eric He Mr. Feng Li NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. JP Gan (Chairman) Mr. Eric He Mr. Feng Li JOINT COMPANY SECRETARIES Mr. Xin Fan Ms. Chau Hing Ling Anita (FCG, HKFCG) AUTHORIZED REPRESENTATIVES Mr. Yi Xu Mr. Xin Fan Ms. Chau Hing Ling Anita PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS Building 3, Guozheng Center No. 485 Zhengli Road Yangpu District Shanghai People_s Republic of China ADDRESS IN HONG KONG Suite 603, 6/F, Laws Commercial Plaza 788 Cheung Sha Wan Road Kowloon Hong Kong REGISTERED OFFICE Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712_1716, 17th Floor Hopewell Centre 183 Queen_s Road East Wanchai Hong Kong COMPLIANCE ADVISER Somerley Capital Limited 20th Floor, China Building 29 Queen_s Road Central Hong Kong PRINCIPAL BANK China Merchants Bank Shanghai Branch STOCK CODE HKEX: 9626 NASDAQ: BILI AUDITOR PricewaterhouseCoopers Certified Public Accountants and Registered Public Interest Entity Auditor 22/F, Prince_s Building Central Hong Kong COMPANY WEBSITE https://ir.bilibili.com/ 2

Bilibili Inc. 2023 Interim Report Financial Highlights For the Six Months Ended June 30, 2022 2023 Change (%) RMB RMB (in thousands, except for percentages) Net revenues 9,963,030 10,373,810 4.1% Gross profit 1,545,526 2,331,466 50.9% Loss before income tax (4,237,976) (2,122,187) (49.9%) Net loss (4,294,577) (2,177,777) (49.3%) Net loss attributable to the Bilibili Inc.’s shareholders (4,288,909) (2,174,393) (49.3%) Non-GAAP Financial Measures: Adjusted net loss (3,622,848) (1,994,852) (44.9%) Adjusted net loss attributable to the Bilibili Inc.’s shareholders (3,617,180) (1,991,468) (44.9%) As of As of 2022 2023 December 31 June 30 Change (%) RMB RMB (in thousands, except for percentages) Total current assets 24,452,888 18,710,694 (23.5%) Total non-current assets 17,377,682 16,184,663 (6.9%) Total assets 41,830,570 34,895,357 (16.6%) Total liabilities 26,590,983 18,362,675 (30.9%) Total shareholders’ equity 15,239,587 16,532,682 8.5% Total liabilities and shareholders’ equity 41,830,570 34,895,357 (16.6%) Non-GAAP Financial Measures The Company uses non-GAAP measures, such as adjusted net loss and adjusted net loss attributable to the Bilibili Inc._s Shareholders, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, loss/gain on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company_s results of operations, enhance the overall understanding of the Company_s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company_s management in its financial and operational decision-making. 3

Bilibili Inc. 2023 Interim Report Financial Highlights The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company_s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.    The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company_s performance. The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated. For the Six Months Ended June 30, 2022 2023 RMB RMB (in thousands) Net loss (4,294,577) (2,177,777) Add: Share-based compensation expenses 534,560 561,548 Amortization expense related to intangible assets acquired through business acquisitions 96,335 96,302 Income tax related to intangible assets acquired through business acquisitions (18,009) (11,250) Loss/(gain) on fair value change in investments in publicly    traded companies 335,929 (181,233) Gain on repurchase of convertible senior notes (475,790) (282,442) Expenses related to organizational optimization 89,650 — Termination expenses of certain game projects 109,054 — Adjusted net loss (3,622,848) (1,994,852)    4

Bilibili Inc. 2023 Interim Report Financial Highlights 5For the Six Months Ended June 30, 2022 2023 RMB RMB (in thousands) Net loss attributable to the Bilibili Inc.’s shareholders (4,288,909) (2,174,393) Add: Share-based compensation expenses 534,560 561,548 Amortization expense related to intangible assets acquired through business acquisitions 96,335 96,302 Income tax related to intangible assets acquired through business acquisitions (18,009) (11,250) Loss/(gain) on fair value change in investments in publicly traded companies 335,929 (181,233) Gain on repurchase of convertible senior notes (475,790) (282,442) Expenses related to organizational optimization 89,650 — Termination expenses of certain game projects 109,054 — Adjusted net loss attributable to the Bilibili Inc.’s shareholders (3,617,180) (1,991,468)

Bilibili Inc. 2023 Interim Report Business Review and Outlook BUSINESS REVIEW AND OUTLOOK Our top priority for 2023 is to improve our commercialization efficiency and narrow our losses. In the first half of this year, we have made solid steps toward these goals. We meaningfully improved our gross profit and cut our losses, while continuing to deliver healthy DAU growth and strong community metrics. In the first half of this year, we further improved our commercialization efficiency, enabling us to convert our growing traffic into quality revenue growth. The momentum we have seen in our advertising and live broadcasting business is encouraging. In the first half of 2023, our advertising revenues increased by 29% while our live broadcasting revenues grew by 23%, both on a year-over-year basis. Moreover, our gross profit increased by 51% year-over-year, driving our gross profit margin to 22.5% from 15.5% in the same period of last year. Meanwhile, we have strengthened our expense controls. Our total operating expenses declined by 13%, including a 26% decrease in sales and marketing expenses, a 4% decrease in general and administrative expenses and a 3% decrease in research and development expenses, all on a year-over-year basis. The advancements we made with our margin and effective cost management contributed to our improved bottom line. As a result, in the first half of 2023, our net loss and adjusted net loss narrowed by 49% and 45% year-over-year, respectively. While we focused on improving our financial metrics, we continued to attract more users and enhance the engagement levels of our community. In the first half of this year, our DAUs grew by 17% year-over-year to over 95 million, while our MAUs reached 319 million, driving our DAU/MAU ratio to 29.8%, up from 27.2% in the same period last year. Our users continue to value our evolving and diverse content with the average daily time spent on Bilibili reaching 95 minutes in the first half of this year, bringing users_ total time spent on our platform increased by 21% year-over-year. 6

Bilibili Inc. 2023 Interim Report Business Review and Outlook Content Our content ecosystem continues to be our most prized asset. In the first half of 2023, we remained steadfast in our commitment to crafting a comprehensive video platform that empowers content creators and users to explore novel interests, earn recognition and forge connections. The diverse tapestry of Bilibili_s content verticals naturally unfurls in response to users_ evolving interests. These encompass domains such as automotive, home decoration and professional pursuits, mirroring the progressive journey of our young users through their various life phases. Furthermore, we have extended our content scenarios to align with users diversified video watching preferences. In addition to professional user-generated videos (_PUGVs_), live broadcasting and Smart TV, our short-form vertical video product, known as Story Mode, caters to our users_ video consumption needs during their fragmented time. In the first half of this year, our total daily video views increased by 34% year-over-year to 4.1 billion. Story Mode_s daily video views grew by 78% year-over-year, while PUGV average daily video views increased by 22% year-over-year. Story Mode has become one of the key video consumption scenarios for our users, contributing to growth in our DAUs and commercialization in areas such as advertising and live broadcasting. Content creators are an essential component of our content ecosystem. Supporting our talented content creators_ visibility, as well as their ability to earn more money, are among our top tasks. In the first half of 2023, we continued to optimize our algorithms and products to facilitate high-quality content and enable creators to be recognized. The number of daily active content creators on our platform and our monthly content submissions increased by 30% and 61% year-over-year, respectively, in the first half of this year. By further integrating our commercial channels within our ecosystem, we continued to empower content creators to realize their commercial value through diverse avenues. In the first half of this year, over 2.1 million creators earned money through various Bilibili channels, representing a 41% increase year-over-year. In addition to our cash incentive program, more creators are earning income through multiple commercialization channels, such as advertising, live broadcasting, online paid courses and workshops. We are also exploring the integration of AI applications within our content ecosystem. Utilizing AI-generated content (_AIGC_) can enhance both content creation efficiency and user experience. We believe it holds great promise and tremendous potential for the video industry. Leveraging these evolving technologies, we can further enrich our content supply, empowering our creators to bring their visions to life more easily and effectively. We are also beta testing new features powered by AIGC, including an AI-powered search feature, to further enhance user experience and offer personalized and captivating content that deeply engages our user community.    7

Bilibili Inc. 2023 Interim Report Business Review and Outlook Community The inspiring community atmosphere and diverse interactive features we provide are fostering strong connections between our users and our platform. The average daily time spent on our platform was 95 minutes in the first half of this year, the highest level for a first half year period in our operating history. Users_ monthly interactions reached around 14.6 billion in the first half of this year, up 17% year-over-year. As of the end of June 2023, our core group of official members also increased by 26% year-over-year to 214 million with a solid 12-month retention rate of around 80%. Our signature offline events also bring our community together in person. This July, we hosted two exciting offline events: Bilibili World and Bilibili Macro Link in Shanghai. Over 200,000 tickets were sold out almost immediately. The tremendous response highlights Bilibili_s strong influence and leadership among young generations in China, as well as users_ strong willingness to pay for our unique community experiences. Commercialization In 2023, we focus on enhancing efficiency, improving gross profit and reducing losses. We have intensified the integration of commercial initiatives including advertising and live broadcasting throughout our ecosystem, and streamlined our resources toward our core commercial businesses. We remain steadfast in our commitment to achieving our financial goals, while nurturing a welcoming and inspiring user community. Value-Added Services Revenues from value-added services business were RMB4.5 billion in the first half of this year, representing an increase of 7% from the first half of 2022, primarily driven by the revenue growth of our live broadcasting business which increased by 23% year-over-year. We continue to integrate our live broadcasting capabilities within our video ecosystem. As one of the primary ways for creators to monetize their talent, more creators are making the transition to live broadcasting hosts. In the first half of this year, the number of monthly active live broadcasting hosts increased by 24% year-over-year. Meanwhile, we are exploring new live broadcasting products to create more paying channels for our users. Meanwhile, we continued to enrich our occupationally-generated videos (_OGVs_) library and convert more users to premium memberships. By the end of June, we had around 20.5 million premium members. Over 80% of these were annual or auto-renew package subscribers, which represents users_ strong trust in our brand and content offerings.    8

Bilibili Inc. 2023 Interim Report Business Review and Outlook Advertising Revenues from advertising business were RMB2.8 billion in the first half of this year, representing an increase of 29% from the first half of 2022, mainly led by our performance-based advertising revenue growth, which increased by 58% year-over-year. Revenues from brand advertising and Sparkle advertising offerings also grew by double digit percentages year-over-year for the period. In the first half of 2023, we continued to expand and optimize our advertising product offerings. At the same time, we have been continuously building our commercial database and improving our ad algorithm to drive better results for our advertising clients. As we progress our initiative to integrate sales conversion with advertising products, we have found an effective way to convert our high-quality traffic to advertising revenue growth. Mobile Games Services Our revenues from mobile games services were RMB2.0 billion in the first half of this year, representing a decrease of 16% from the first half of 2022, mainly due to the lack of new game launches and revenue declines from certain games. The performance of our top two performing games, Azur Lane and Fate Grand Order, remained stable. Particularly, during Azur Lane_s six-year anniversary, the game reached new peaks in paying users and revenues. We remain dedicated to our in-house development of high-quality games. We believe top-tier games built on a deep understanding of user needs can generate profitability over the long run. Inclusion of Class Z Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect Programs Our Class Z Ordinary Shares traded on the Stock Exchange have been included in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs, both effective March 13, 2023. Following the inclusion, eligible investors in the Chinese Mainland can have direct access to the trading of the Company_s Class Z Ordinary Shares. Repurchase of Convertible Senior Notes In January 2023, the Company repurchased an aggregate principal amount of US$384.8 million (RMB2.6 billion) December 2026 Notes with an aggregate consideration of US$331.2 million (RMB2.2 billion) that was funded by the Company_s ADS issuance. In June 2023, the Company completed the repurchase right offer for its 2027 Notes. An aggregate principal amount of US$745.9 million (RMB5.3 billion) 2027 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$745.9 million (RMB5.3 billion). The total gain on repurchase of December 2026 Notes and 2027 Notes was RMB282.4 million for the six months ended June 30, 2023. As of June 30, 2023, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was RMB6.3 billion (US$876.3 million). 9

Bilibili Inc. 2023 Interim Report Business Review and Outlook Recent Development after the Reporting Period Save as disclosed in this interim report, there were no other significant events that might affect us since the end of the Reporting Period and up to the Latest Practicable Date. BUSINESS OUTLOOK In the first half of the year, we accelerated our monetization efforts and improved gross profit and narrowed losses, while continuing to foster the healthy growth of our community. As we move into the second half of this year, our main tasks will focus on the following three core areas: First, we aim to further enhance our traffic commercialization efficiency by increasing our advertising revenues and live broadcasting revenues. Additionally, we will bring more high-quality games to our users, including the highly anticipated Pretty Derby. Secondly, we will continue to take a prudent financial approach with strict control of our costs and expenses, and further narrow our losses. Last but not least, we are committed to achieving ongoing healthy DAU growth, and will continue to foster an inspiring video community for young generations in China. 10

Bilibili Inc. 2023 Interim Report Management Discussion and Analysis For the Six Months Ended June 30, 2022 2023 (Unaudited) (Unaudited) (RMB in thousands) Net Revenues: Mobile games 2,404,054 2,022,503 Value-added services (VAS) 4,155,650 4,457,965 Advertising 2,199,022 2,844,644 IP derivatives and others (formerly known as E-commerce and others) 1,204,304 1,048,698 Total net revenues 9,963,030 10,373,810 Cost of revenues (8,417,504) (8,042,344) Gross profit 1,545,526 2,331,466 Operating expenses: Sales and marketing expenses (2,425,888) (1,798,383) General and administrative expenses (1,160,961) (1,111,394) Research and development expenses (2,140,551) (2,074,033) Total operating expenses (5,727,400) (4,983,810) Loss from operations (4,181,874) (2,652,344) Other (expenses)/income: Investment (loss)/income, net (including impairments) (544,273) 8,321 Interest income 90,268 298,300 Interest expense (123,612) (105,682) Exchange losses (21,526) (16,552) Debt extinguishment gain 475,790 282,442 Others, net 67,251 63,328 Total other (expenses)/income, net (56,102) 530,157 Loss before income tax (4,237,976) (2,122,187) Income tax (56,601) (55,590) Net loss (4,294,577) (2,177,777) Net loss attributable to: Bilibili Inc.’s shareholders (4,288,909) (2,174,393) Noncontrolling interests (5,668) (3,384) Net loss (4,294,577) (2,177,777)    11

Bilibili Inc. 2023 Interim Report Management Discussion and Analysis NET REVENUES Total net revenues were RMB10.4 billion for the six months ended June 30, 2023, representing an increase of 4% from RMB10.0 billion for the six months ended June 30, 2022. Value-added services (VAS) Revenues from VAS were RMB4.5 billion for the six months ended June 30, 2023, representing an increase of 7% from RMB4.2 billion for the six months ended June 30, 2022. The increase was led by an increased amount of average revenues generated from each paying user for the Company_s value-added services, including live broadcasting and other value-added services. Advertising Revenues from advertising were RMB2.8 billion for the six months ended June 30, 2023, representing an increase of 29% from RMB2.2 billion for the six months ended June 30, 2022. This increase was mainly attributable to the Company_s improved advertising product offerings and enhanced advertising efficiency.    Mobile games Revenues from mobile games were RMB2.0 billion for the six months ended June 30, 2023, representing a decrease of 16% from RMB2.4 billion for the six months ended June 30, 2022, mainly attributable to the lack of new game launches as well as revenues decline from certain games for the six months ended June 30, 2023. IP derivatives and others (formerly known as E-commerce and others) Revenues from IP derivatives and others were RMB1.0 billion for the six months ended June 30, 2023, representing a decrease of 13% from RMB1.2 billion for the six months ended June 30, 2022, mainly attributable to decreased revenue from e-sports copyright sub-licensing. 12

Bilibili Inc. 2023 Interim Report Management Discussion and Analysis COST OF REVENUES Cost of revenues was RMB8.0 billion for the six months ended June 30, 2023, representing a decrease of 4% from RMB8.4 billion for the six months ended June 30, 2022. The decrease was mainly due to lower server and bandwidth costs and others costs. Revenue-sharing costs, a key component of cost of revenues, was RMB4.2 billion, remaining stable from RMB4.2 billion for the six months ended June 30, 2022. Server and bandwidth costs represented a decrease of 14% for the six months ended June 30, 2022. GROSS PROFIT Gross profit was RMB2.3 billion for the six months ended June 30, 2023, representing an increase of 51% from RMB1.5 billion for the six months ended June 30, 2022, primarily due to the Company_s improved operating leverage, as the Company enhanced its monetization efficiency. OPERATING EXPENSES Total operating expenses were RMB5.0 billion for the six months ended June 30, 2023, representing a decrease of 13% from RMB5.7 billion for the six months ended June 30, 2022. Sales and marketing expenses Sales and marketing expenses were RMB1.8 billion for the six months ended June 30, 2023, representing a 26% decrease from RMB2.4 billion for the six months ended June 30, 2022. The decrease was primarily attributable to reduced promotional spending related to user acquisition for the six months ended June 30, 2023. General and administrative expenses General and administrative expenses were RMB1.1 billion for the six months ended June 30, 2023, representing a 4% decrease from RMB1.2 billion for the six months ended June 30, 2022. Research and development expenses Research and development expenses were RMB2.07 billion for the six months ended June 30, 2023, representing a 3% decrease from RMB2.14 billion for the six months ended June 30, 2022.    LOSS FROM OPERATIONS Loss from operations was RMB2.7 billion for the six months ended June 30, 2023, narrowing by 37% from RMB4.2 billion for the six months ended June 30, 2022. 13

Bilibili Inc. 2023 Interim Report Management Discussion and Analysis TOTAL OTHER (EXPENSES)/INCOME, NET Total other income was RMB530.2 million for the six months ended June 30, 2023, compared with total other expenses of RMB56.1 million in the same period of 2022. The change was primarily attributable to a gain of RMB181.2 million on fair value change in investments in publicly traded companies for the six months ended June 30, 2023, compared to a loss of RMB335.9 million on fair value change in investments in publicly traded companies for the same period of 2022. INCOME TAX Income tax expense was RMB55.6 million for the six months ended June 30, 2023, compared with RMB56.6 million for the six months ended June 30, 2022. NET LOSS Net loss was RMB2.2 billion for the six months ended June 30, 2023, narrowing by 49% from RMB4.3 billion for the six months ended June 30, 2022. LIQUIDITY Our cash and cash equivalents, time deposits and short-term investments decreased by 27% from RMB19.6 billion as of December 31, 2022 to RMB14.3 billion as of June 30, 2023. The decrease was primarily due to the repurchase of 2027 Notes for a total cash consideration of US$745.9 million (RMB5.3 billion) during the six months ended June 30, 2023. SIGNIFICANT INVESTMENTS The Group did not make or hold any significant investments during the six months ended June 30, 2023. MATERIAL ACQUISITIONS AND DISPOSALS The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2023. PLEDGE OF ASSETS As at June 30, 2023, none of our assets were pledged to secure loans and banking facilities. 14

Bilibili Inc. 2023 Interim Report Management Discussion and Analysis GEARING RATIO As at June 30, 2023, the Company_s gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 52.6%, compared with 63.6% as at December 31, 2022. FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS As at June 30, 2023, the Group did not have detailed future plans for material investments or capital assets. FOREIGN EXCHANGE EXPOSURE A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.    CONTINGENT LIABILITIES The Company had no material contingent liabilities as at June 30, 2023. EMPLOYEES AND REMUNERATION As of June 30, 2023, we had a total of 10,354 employees, compared to 11,092 as of December 31, 2022. As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group_s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.    15

Bilibili Inc. 2023 Interim Report Corporate Governance WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Under the Company_s weighted voting rights structure, each Class Y Ordinary Share entitles the holder to exercise ten votes and each Class Z Ordinary Share entitles the holder to exercise one vote on all matters that require a Shareholder_s vote, subject to Rule 8A.24 of the Listing Rules, that requires Reserved Matters to be voted on a one vote per share basis. The Company_s weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y Ordinary Shares (the _WVR Beneficiaries_), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a weighted voting rights structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders_ resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. As at June 30, 2023, the WVR Beneficiaries were interested in a total of 83,715,114 Class Y Ordinary Shares, representing a total of 71.9% voting rights in the Company with respect to Shareholders_ resolutions relating to matters other than the Reserved Matters (excluding 4,169,372 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company_s share incentive plans). Class Y Ordinary Shares may be converted into Class Z Ordinary Shares on a one-to-one ratio. Upon the conversion of the Class Y Ordinary Shares, the Company would redesignate 83,715,114 Class Y Ordinary Shares and reissue the same number of Class Z Ordinary Shares, representing 20.4% of the issued share capital of the Company as of June 30, 2023 (excluding 4,169,372 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company_s share incentive plans). As at June 30, 2023, Mr. Rui Chen was interested in, and controlled through Vanship Limited, 49,299,006 Class Y Ordinary Shares and 525,525 Class Z Ordinary Shares in the form of ADSs, and 1,902,000 Class Z Ordinary Shares issuable to Mr. Rui Chen upon exercise of options within 60 days after June 30, 2023, representing 42.4% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As at June 30, 2023, Ms. Ni Li was interested in, and controlled through Saber Lily Limited, 7,200,000 Class Y Ordinary Shares and 908,300 Class Z Ordinary Shares, and 668,000 Class Z Ordinary Shares issuable to Ms. Ni Li upon exercise of options within 60 days after June 30, 2023, representing a total of 6.3% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust_s beneficiaries. As at June 30, 2023, Mr. Yi Xu was interested in, and controlled through Kami Sama Limited, 27,216,108 Class Y Ordinary Shares and 151,100 Class Z Ordinary Shares, and he held 45,000 Class Z Ordinary Shares in the form of ADSs, representing a total of 23.4% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust_s beneficiaries. 16

Bilibili Inc. 2023 Interim Report Corporate Governance The weighted voting rights attached to the Class Y Ordinary Shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of the Class Y Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur: upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; when a WVR Beneficiary has transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules; where a vehicle holding Class Y Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or when all of the Class Y Ordinary Shares have been converted to Class Z Ordinary Shares. The Company confirms that it has, during the Reporting Period, complied with the Corporate Governance Code set out in Appendix 14 to the Listing Rules to the extent required by Chapter 8A of the Listing Rules. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.    During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following. Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively. 17

Bilibili Inc. 2023 Interim Report Corporate Governance The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. Code provision F.1.1 of the Corporate Governance Code provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS The Company has adopted the Code, with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.    Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date. AUDIT COMMITTEE The Audit Committee consists of Mr. Eric He, Mr. JP Gan and Mr. Feng Li. Mr. Eric He is the chairman of our Audit Committee. The Company have determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the _independence_ requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an _Audit Committee financial expert._ The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things: appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms; reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response; 18

Bilibili Inc. 2023 Interim Report Corporate Governance discussing the annual audited financial statements with management and the independent registered public accounting firms; reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures; reviewing and approving all proposed related party transactions; meeting separately and periodically with management and the independent registered public accounting firms; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2023 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 _Review of Interim Financial Information Performed by the Independent Auditor of the Entity._ NOMINATING AND CORPORATE GOVERNANCE COMMITTEE The Company_s Nominating and Corporate Governance Committee complies with Rules 8A.27, 8A.28 and 8A.30 of the Listing Rules. The members of the Nominating and Corporate Governance Committee are independent non-executive Directors, namely, Mr. JP Gan, Mr. Eric He and Mr. Feng Li. Mr. JP Gan is the chairman of the Nominating and Corporate Governance Committee. The following is a summary of the work performed by the Nominating and Corporate Governance Committee during the Reporting Period in respect of its corporate governance functions: Reviewed and monitored whether the Company is operated and managed for the benefits of all its Shareholders; Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements; 19

Bilibili Inc. 2023 Interim Report Corporate Governance Reviewed the Company’s compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Listing Rules and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; Reviewed and monitored the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities/the Shareholders on one hand and the WVR Beneficiaries on the other; Reviewed and monitored all risks related to the weighted voting rights structure, including any connected transactions between the Company and its subsidiaries and consolidated affiliated entities on one hand and any WVR Beneficiary on the other, and made recommendations to the Board on any such transactions; Reviewed the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure); Reviewed and confirmed that the WVR Beneficiaries have been members of the Board throughout the Reporting Period and that no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period; Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and Reported on the work of the Nominating and Corporate Governance Committee covering areas of its terms of reference. The Nominating and Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy. OTHER BOARD COMMITTEES In addition to the Audit Committee and the Nominating and Corporate Governance Committee, the Board has also established the Compensation Committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the websites of the Company_s Investor Relations website and website of the Stock Exchange. 20

Bilibili Inc. 2023 Interim Report

Other Information

Disclosure of Interests

Directors and Chief Executives

As at June 30, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name of Director or chief executive	Nature of interest	Number and class of Shares[5]	Approximate % of interest in each class of Shares[1]
Mr. Rui Chen[2]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	49,299,006 Class Y Ordinary Shares	58.89%
	Beneficial owner	5,000,000 Class Z Ordinary Shares	1.53%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	525,525 Class Z Ordinary Shares	0.16%
Ms. Ni Li[3]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 Class Y Ordinary Shares	8.60%
	Beneficial owner	3,000,000 Class Z Ordinary Shares	0.92%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	908,300 Class Z Ordinary Shares	0.28%
Mr. Yi Xu[4]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	27,216,108 Class Y Ordinary Shares	32.51%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	151,100 Class Z Ordinary Shares	0.05%
	Beneficial owner	45,000 Class Z Ordinary Shares	0.01%
Mr. JP Gan	Beneficial owner	170,963 Class Z Ordinary Shares	0.05%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	37,500 Class Z Ordinary Shares	0.01%
	Interest in controlled corporation	149,700 Class Z Ordinary Shares	0.05%
Mr. Eric He	Beneficial owner	163,463 Class Z Ordinary Shares	0.05%

21

Bilibili Inc. 2023 Interim Report

Other Information

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 327,376,931 Class Z Ordinary Shares in issue (excluding 4,169,372 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2023.

(2) Mr. Rui Chen was interested in (i) 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; and (ii) 5,000,000 Class Z Ordinary Shares underlying options granted and 525,525 Class Z Ordinary Shares in ADSs through Vanship Limited.

(3) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; and (ii) 3,000,000 Class Z Ordinary Shares underlying options granted and 908,300 Class Z Ordinary Shares through Saber Lily Limited.

(4) Mr. Yi Xu was interested in (i) 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; and (ii) 151,100 Class Z Ordinary Shares through Kami Sama Limited. The 45,000 Class Z Ordinary Shares are in the form of ADSs.

(5) All interests stated are long positions.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Interest in controlled corporation	12.50%
Ms. Ni Li	Interest in controlled corporation	12.50%

上海嗶哩嗶哩電競信息科技有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Beneficial owner	25.04%
Ms. Ni Li	Beneficial owner	6.87%
Mr. Yi Xu	Beneficial owner	3.44%

Save as disclosed above, as at June 30, 2023, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

22

Bilibili Inc. 2023 Interim Report

Other Information

Substantial Shareholders

As at June 30, 2023, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this interim report) had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Shares
Class Y Ordinary Shares			
Vanship Limited[3]	Beneficial owner	49,299,006[8]	58.89%[1]
Kami Sama Limited[4]	Beneficial owner	27,216,108[8]	32.51%[1]
Saber Lily Limited[5]	Beneficial owner	7,200,000[8]	8.60%[1]
Class Z Ordinary Shares			
Tencent[6]	Interest of controlled corporation	43,749,518[8]	13.20%[2]
Tencent Mobility Limited[6]	Beneficial owner	32,795,161[8]	9.89%[2]
Alibaba Group Holding Limited[7]	Interest of controlled corporation	30,845,657[8]	9.42%[1]
Taobao China Holding Limited[7]	Beneficial owner	30,845,657[8]	9.42%[1]
Taobao Holding Limited[7]	Interest of controlled corporation	30,845,657[8]	9.42%[1]

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 327,376,931 Class Z Ordinary Shares in issue (excluding 4,169,372 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2023.

(2) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 331,546,303 Class Z Ordinary Shares in issue (including 4,169,372 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2023.

(3) Mr. Rui Chen was interested in 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4) Mr. Yi Xu was interested in 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

(5) Ms. Ni Li was interested in 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries.

(6) Tencent Mobility Limited was interested in 32,795,161 Class Z Ordinary Shares as beneficial owner, which includes a derivative interest in 6,500,000 Class Z Ordinary Shares representing 6,500,000 ADSs. Tencent Mobility Limited is wholly owned by Tencent. 10,954,357 Class Z Ordinary Shares were held by OPH B Limited, which is wholly owned by Oriental Power Holdings Limited, which is in turn wholly owned by Tencent.

(7) 30,845,657 Class Z Ordinary Shares were held by Taobao China Holding Limited, which is wholly owned by Taobao Holding Limited, which is in turn wholly owned by Alibaba Group Holding Limited.

(8) Interests stated are long position.

23

Approximate % of interest Name of substantial in each class Shareholder Capacity/Nature of interest Number of Shares of Shares Class Y Ordinary Shares Vanship Limited(3) Beneficial owner 49,299,006(8) 58.89%(1) Kami Sama Limited(4) Beneficial owner 27,216,108(8) 32.51%(1) Saber Lily Limited(5) Beneficial owner 7,200,000(8) 8.60%(1) Class Z Ordinary Shares Tencent(6) Interest of controlled corporation 43,749,518(8) 13.20%(2) Tencent Mobility Beneficial owner 32,795,161(8) 9.89%(2) Limited(6) Alibaba Group Holding Interest of controlled corporation 30,845,657(8) 9.42%(1) Limited(7) Taobao China Holding Beneficial owner 30,845,657(8) 9.42%(1) Limited(7) Taobao Holding Limited(7) Interest of controlled corporation 30,845,657(8) 9.42%(1)    Notes: JPMorgan Chase & Co. was interested in an aggregated 25,055,533 Class Z Ordinary Shares (long position), 11,470,302 Class Z Ordinary Shares (short position) and 6,983,746 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 9, 2023, such Class Z Ordinary Shares are held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries. Among them, 461,900 Class Z Ordinary Shares (long position) and 33,200 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 3,670 Class Z Ordinary Shares (long position) and 88,446 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 674,344 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 3,046,042 Class Z Ordinary Shares (long position) and 424,495 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 4,182,601 Class Z Ordinary Shares (long position) and 53,073 Class Z Ordinary Shares (short position) were held through a listed derivatives which are convertible instruments. Brown Brothers Harriman & Co. was deemed to be interested in an aggregated 19,560,388 Class Z Ordinary Shares (long position) and 19,560,388 Class Z Ordinary Shares (lending pool) in the Company. Save as disclosed above, as at June 30, 2023, to the best knowledge of the Directors, no person (other than the Directors and chief executives of the Company) had an interest or short position in the Shares or underlying Shares which fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. Share Schemes The Company has two share schemes, namely the Global Share Plan (terminated on the Primary Conversion Effective Date) and the 2018 Share Incentive Plan. From January 1, 2023, the Company has relied on the transitional arrangements provided for the existing share schemes and has complied, and will continue to, with the new Chapter 17 accordingly (effective from January 1, 2023). Please refer to the annual report of the Company for the year ended December 31, 2022 for a summary of the key terms of each share scheme. The tables below set out the details of the outstanding options and awards under each share scheme during the Reporting Period. 6,150,725 Class Z Ordinary Shares, representing approximately 1.5% of the weighted average of issued share capital of the Company, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to the 2018 Share Incentive Plan. 24

Bilibili Inc. 2023 Interim Report

Other Information

Global Share Plan

As the Global Share Plan was terminated on the Primary Conversion Effective Date, no Class Z Ordinary Shares were available for grant under the Global Share Plan as at January 1, 2023 and June 30, 2023, respectively. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time.

Details of the outstanding options of the Global Share Plan during the Reporting Period are set out below.

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2023	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2023	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise
Directors										
Mr. JP Gan	March 20, 2020	3 years	6 years	$0.0001	12,500	–	–	–	12,500	–
Other grantees by category										
Employee Participants	From June 10, 2017 to March 20, 2020	4 years	6 years	$0.0001	1,059,150	443,975	–	23,250	591,925	HKD171.6

Notes:

(1) No further options would be granted under the Global Share Plan after the Primary Conversion.

(2) No options were granted under the Global Share Plan during the Reporting Period.

2018 Share Incentive Plan

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at the Primary Conversion Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan). As at January 1, 2023, 28,706,326 Class Z Ordinary Shares were available for grant under the 2018 Share Incentive Plan. During the Reporting Period, 6,150,725 Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the 2018 Share Incentive Plan and 1,034,125 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. It follows that, as at June 30, 2023, 22,555,601 Class Z Ordinary Shares were available for grant under the 2018 Share Incentive Plan.

25

Bilibili Inc. 2023 Interim Report

Other Information

Details of the outstanding options under the 2018 Share Incentive Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2023	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2023	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise
Directors										
Mr. Rui Chen	From March 23, 2020 to November 23, 2020	6 years	7 years	$0.0001–$20.26	5,000,000	–	–	–	5,000,000	–
Ms. Ni Li	November 23, 2020	6 years	7 years	$0.0001	2,000,000	–	–	–	2,000,000	–
Mr. JP Gan	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Mr. Eric He	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Other grantees by category										
Consultants[2]	From April 20, 2021 to September 15, 2022	1–4 years	6 years	$0.0001	156,071	–	–	–	156,071	–
Employee Participants	From April 2, 2018 to September 15, 2022	0–6 years	6–7 years	$0.0001–$20.26	13,655,781	711,985	–	757,388	12,186,408	HKD154.1

Notes:

(1) No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion.

(2) Consultants mean service providers, other than employees.

26

Bilibili Inc. 2023 Interim Report

Other Information

Details of the unvested restricted share units granted under the 2018 Share Incentive Plan (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Date of Grant	Vesting Period	Purchase Price	Unvested restricted share units as at January 1, 2023	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2023	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of vesting
Directors										
Ms. Ni Li	March 31, 2023	6 years	$0	–	1,000,000	–	–	–	1,000,000	–
Other grantees by category										
Consultants[1]	December 14, 2022	0-2 years	$0	35,000	–	12,500	–	–	22,500	HKD186.8
Employee Participants	From December 14, 2022 to June 30, 2023	4-6 years	$0	1,932,384	5,150,725	–	–	276,737	6,806,372	–

Notes:

(1) Consultants mean service providers, other than employees.

Further details of the unvested restricted share units granted under the 2018 Share Incentive Plan during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Number of restricted share units granted during the Reporting Period	Date of grant	Vesting period	Purchase price	Performance Targets	Closing price of Class Z Ordinary Shares immediately before the date of grant (HKD)	Fair value of Class Z Ordinary Shares at the date of grant (RMB in thousands)[1]
Directors							
Ms. Ni Li	1,000,000	March 31, 2023	6 years	$0	None	191.3	161,485
Other grantees by category							
Employee Participants	5,150,725	March 31, 2023 and June 30, 2023	4-6 years	$0	None	191.3 and 117.4	744,679

Notes:

(1) The fair values of the restricted share units are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

(2) For further details of the restricted share units granted under the 2018 Share Incentive Plan during the Reporting Period, please refer to the announcements of the Company dated March 31, 2023 and June 30, 2023.

27

Bilibili Inc. 2023 Interim Report Other Information Use of Proceeds Use of proceeds from the Global Offering The net proceeds received by the Company from the Global Offering were approximately HK$22.9 billion (RMB19.3 billion) after deducting underwriting expenses and other offering expenses. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within three years. As at June 30, 2023, the Group had utilized the net proceeds as set out in the table below: Unutilized Unutilized amount as at Utilized for the amount as at % of use of January 1, Reporting June 30, Purpose proceeds Net proceeds 2023 Period 2023 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Our content to support our healthy and high-quality 50% 11,451.8 6,625.3 1,382.2 5,243.1 user growth, ever-growing content ecosystem and development of our community Research and development to improve our user 20% 4,580.7 1,464.8 730.5 734.3 experience and strengthen our user-centric commercialization capabilities Sales and marketing, primarily to fuel our user growth 20% 4,580.7 2,250.5 880.0 1,370.5 and to raise our brand awareness General corporate purposes and working capital needs 10% 2,290.3 1,848.5 442.9 1,405.6 Total 100% 22,903.5 12,189.1 3,435.6 8,753.5 Note: (1) The above figures expressed in HK$ are based on an exchange note of RMB1.00 to HK$1.0846.    28

Bilibili Inc. 2023 Interim Report Other Information Use of proceeds from the issuance of Class Z Ordinary Shares under general mandate On January 9, 2023 (U.S. Eastern Time), the Company and Goldman Sachs (Asia) L.L.C. (the _Underwriter_) entered into an equity underwriting and notes exchange agreement, pursuant to which the Company agreed to issue 15,344,000 ADSs partially in exchange for an aggregate principal amount of US$384.8 million of its outstanding December 2026 Notes to be purchased by the Underwriter and its applicable affiliate(s) from certain holders of the December 2026 Notes through private negotiations (the _Exchange Notes_). Concurrently with the ADS Offering, the Underwriter and its applicable affiliate(s), as duly engaged and authorized by the Company, entered into separate agreements with certain holders of the December 2026 Notes to purchase the Exchange Notes from such holders for a purchase price of approximately US$331.2 million. The closing price per ADS on the Nasdaq on January 6, 2023, being the previous trading day prior to the date of the equity underwriting and notes exchange agreement, was US$28.65 and the closing price per Class Z Ordinary Share on the Stock Exchange on January 9, 2023 was HK$224.00. An aggregate of 15,344,000 ADSs (representing 15,344,000 Class Z Ordinary Shares with an aggregate nominal value of approximately US$1,534.4) were successfully placed by the Underwriter to not fewer than six placees at the offer price of US$26.65 per ADS. Such placees professional, institutional or other investors whom the Underwriter has selected and procured to subscribe for any of the ADSs pursuant to the equity underwriting and notes exchange agreement. The net price per Class Z Ordinary Share underlying the ADSs subject to the ADS Offering was approximately US$25.87 and such Class Z Ordinary Shares were issued under the general mandate granted to the Directors pursuant to resolutions of the Shareholders passed on June 30, 2022 to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of such ordinary resolution. The amount of net proceeds from the ADS Offering (after deducting the selling commission) is approximately US$399.9 million and the amount of net proceeds from the ADS Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million. The net proceeds of the ADS Offering (after deducting the selling commission) would be used, as a part of the Company_s comprehensive liability management exercise (i) by the Underwriter to fund the purchase price of the Exchange Notes of approximately US$331.2 million payable by the Underwriter to the holders of such Exchange Notes, and (ii) in respect of the remaining proceeds in the amount of US$68.8 million to be paid by the Underwriter to the Company, by the Company, to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for its other working capital purpose. As at June 30, 2023, none of the net proceeds from the ADS Offering had been utilized. The Company intends to utilize the remaining proceeds as disclosed above in two years. Further details of the ADS Offering and purchase of the Exchange Notes are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023. 29

Bilibili Inc. 2023 Interim Report Other Information Disclosure of Changes in Directors_ Information pursuant to Listing Rule 13.51B(1) There is no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Purchase, Sale or Redemption of the Company_s Listed Securities As disclosed in this interim report, the Company repurchased December 2026 Notes and 2027 Notes during the Reporting Period. Further details of the repurchase of December 2026 Notes are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023. And further details of the repurchase of 2027 Notes are set out in the overseas regulatory announcements dated May 9, 2023 and June 14, 2023, as well as the next day disclosure return dated June 16, 2023 and the monthly return dated July 7, 2023 of the Company.    In addition, the Company announced in March 2022 that its Board of Directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of June 30, 2023. The aforementioned repurchases of ADSs took place between March and May 2022 prior to the Reporting Period.    Save as disclosed in this interim report, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company_s listed securities during the Reporting Period. Dividend The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023. Continuing Disclosure Obligations pursuant to the Listing Rules The Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. 30

Bilibili Inc. 2023 Interim Report Report on Review of Interim Financial Information To the Board of Directors of Bilibili Inc. (incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial information set out on pages 33 to 76, which comprises the interim condensed consolidated balance sheet of Bilibili Inc. (the _Company_) and its subsidiaries, variable interest entities (_VIEs_) and subsidiaries of the VIEs (together, the _Group_) as at 30 June 2023 and the interim condensed consolidated statement of operations and comprehensive loss, the interim condensed consolidated statement of changes in shareholders_ equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (_U.S. GAAP_). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410, _Review of Interim Financial Information Performed by the Independent Auditor of the Entity_. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP. 31

Bilibili Inc. 2023 Interim Report Report on Review of Interim Financial Information OTHER MATTER The comparative information for the interim condensed consolidated balance sheet is based on the audited financial statements as at 31 December 2022. The comparative information for the interim condensed consolidated statements of operations and comprehensive loss, changes in shareholders_ equity and cash flows, and related explanatory notes, for the period ended 30 June 2022 has not been audited or reviewed. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 17 August 2023 32

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2022 2023 2023 RMB RMB US$ Notes Note 2(d) Assets Current assets: Cash and cash equivalents 10,172,584 5,686,852 784,253 Time deposits 4,767,972 5,712,014 787,723 Restricted cash 14,803 167,810 23,142 Accounts receivable, net 4 1,328,584 1,367,815 188,630 Amount due from related parties 19 1,594,920 1,207,285 166,492 Prepayments and other current assets 5 1,950,573 1,669,096 230,179 Short-term investments 6 4,623,452 2,899,822 399,904    Total current assets 24,452,888 18,710,694 2,580,323 Non-current assets: Property and equipment, net 7 1,227,163 929,803 128,226 Production cost, net 1,929,622 2,014,100 277,757 Intangible assets, net 8 4,326,790 3,952,713 545,104 Deferred tax assets 43,591 43,591 6,011 Goodwill 2,725,130 2,725,130 375,813 Long-term investments, net 9 5,651,018 5,223,492 720,352 Other long-term assets 1,474,368 1,295,834 178,704    Total non-current assets 17,377,682 16,184,663 2,231,967 Total assets 41,830,570 34,895,357 4,812,290    33

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2022 2023 2023 RMB RMB US$ Notes Note 2(d) Liabilities Current liabilities: Accounts payable 11 4,291,656 4,171,625 575,293 Salary and welfare payable 1,401,526 994,074 137,089 Taxes payable 12 316,244 300,330 41,417 Short-term loan and current portion of    long-term debt 13 6,621,386 4,611,656 635,976 Deferred revenue 2,819,323 2,690,964 371,101 Accrued liabilities and other payables 14 1,534,962 1,609,350 221,940 Amount due to related parties 19 108,307 101,458 13,992    Total current liabilities 17,093,404 14,479,457 1,996,808 Non-current liabilities: Long-term debt 15 8,683,150 3,197,625 440,973 Other long-term liabilities 814,429 685,593 94,549    Total non-current liabilities 9,497,579 3,883,218 535,522 Total liabilities 26,590,983 18,362,675 2,532,330    34

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2022 2023 2023 RMB RMB US$ Notes Note 2(d) Shareholders’ equity Ordinary shares:    Class Y Ordinary Shares (US$0.0001 par value;    100,000,000 shares authorized, 83,715,114    shares issued and outstanding as of    December 31, 2022; US$0.0001 par value;    100,000,000 shares authorized,    83,715,114 shares issued and outstanding    as of June 30, 2023) 52 52 7    Class Z Ordinary Shares (US$0.0001 par value;    9,800,000,000 shares authorized, 316,202,303    shares issued, 310,864,471 shares outstanding    as of December 31, 2022; US$0.0001    par value; 9,800,000,000 shares authorized,    331,546,303 shares issued, 327,376,931    shares outstanding as of June 30, 2023) 201 213 29 Additional paid-in capital 36,623,161 39,874,079 5,498,887 Statutory reserves 36,173 36,173 4,988 Accumulated other comprehensive income 58,110 278,052 38,345 Accumulated deficit (21,479,869) (23,654,262) (3,262,072) Total Bilibili Inc.’s shareholders’ equity 15,237,828 16,534,307 2,280,184 Noncontrolling interests 1,759 (1,625) (224)    Total shareholders’ equity 15,239,587 16,532,682 2,279,960 Total liabilities and shareholders’ equity 41,830,570 34,895,357 4,812,290    The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. 35

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2022 2023 2023 RMB RMB US$ Notes Note 2(d) Net revenues Mobile games 2,404,054 2,022,503 278,916 Value-added services 4,155,650 4,457,965 614,781 Advertising 2,199,022 2,844,644 392,294 IP derivatives and others (formerly known    as E-commerce and others) 1,204,304 1,048,698 144,622 Total net revenues 16 9,963,030 10,373,810 1,430,613 Cost of revenues (8,417,504) (8,042,344) (1,109,090) Gross profit 1,545,526 2,331,466 321,523 Operating expenses: Sales and marketing expenses (2,425,888) (1,798,383) (248,008) General and administrative expenses (1,160,961) (1,111,394) (153,268) Research and development expenses (2,140,551) (2,074,033) (286,022) Total operating expenses (5,727,400) (4,983,810) (687,298) Loss from operations (4,181,874) (2,652,344) (365,775) Other (expense)/income: Investment (loss)/income, net (including impairments) (544,273) 8,321 1,148 Interest income 90,268 298,300 41,137 Interest expense (123,612) (105,682) (14,574) Exchange losses (21,526) (16,552) (2,283) Debt extinguishment gain 475,790 282,442 38,951 Others, net 67,251 63,328 8,733 Total other (expense)/income, net (56,102) 530,157 73,112 Loss before tax (4,237,976) (2,122,187) (292,663) Income tax 10 (56,601) (55,590) (7,666)    36

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2022 2023 2023 RMB RMB US$ Notes Note 2(d) Net loss (4,294,577) (2,177,777) (300,329) Net loss attributable to: Bilibili Inc.’s shareholders (4,288,909) (2,174,393) (299,862) Noncontrolling interests (5,668) (3,384) (467) Net loss (4,294,577) (2,177,777) (300,329) Other comprehensive income: Foreign currency translation adjustments 334,244 219,942 30,331 Total other comprehensive income 334,244 219,942 30,331 Total comprehensive loss (3,960,333) (1,957,835) (269,998) Total comprehensive loss is attributable to: Bilibili Inc.’s shareholders (3,954,665) (1,954,451) (269,531) Noncontrolling interests (5,668) (3,384) (467) Total comprehensive loss (3,960,333) (1,957,835) (269,998) Net loss per share, basic 18 (10.88) (5.28) (0.73) Net loss per share, diluted (10.88) (5.28) (0.73) Net loss per ADS, basic (10.88) (5.28) (0.73) Net loss per ADS, diluted (10.88) (5.28) (0.73) Weighted average number of ordinary shares, basic 18 394,142,409 412,013,005 412,013,005 Weighted average number of ordinary shares, diluted 394,142,409 412,013,005 412,013,005 Weighted average number of ADS, basic 394,142,409 412,013,005 412,013,005 Weighted average number of ADS, diluted 394,142,409 412,013,005 412,013,005 Share-based compensation expenses included in: Cost of revenues 38,112 29,902 4,124 Sales and marketing expenses 25,931 29,166 4,022 General and administrative expenses 282,875 291,213 40,160 Research and development expenses 187,642 211,267 29,135    The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. 37

Bilibili Inc. 2023 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount RMB	Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive (loss)/income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066
Net loss	–	–	–	–	–	–	–	(4,288,909)	(5,668)	(4,294,577)
Share-based compensation	–	–	–	–	534,560	–	–	–	–	534,560
Share issuance from exercise of share options	–	–	2,443,450	2	–	–	–	–	–	2
Repurchase of shares	–	–	(2,640,832)	(2)	(347,579)	–	–	–	–	(347,581)
Purchase of noncontrolling interests	–	–	45,000	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	334,244	–	–	334,244
Balance at June 30, 2022	83,715,114	52	306,737,091	199	36,116,942	24,621	54,382	(18,260,213)	6,731	17,942,714

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

38

Bilibili Inc. 2023 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares				Accumulated			
					Additional		other			Total
					paid-in	Statutory	comprehensive	Accumulated	Noncontrolling	shareholders'
	Shares	Amount	Shares	Amount	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587
Net loss	–	–	–	–	–	–	–	(2,174,393)	(3,384)	(2,177,777)
Share-based compensation	–	–	–	–	561,548	–	–	–	–	561,548
Share issuance from exercise of share options	–	–	1,168,460	2	–	–	–	–	–	2
Issuance of Class Z ordinary shares upon new ADS offering ("ADS offering")	–	–	15,344,000	10	2,689,370	–	–	–	–	2,689,380
Foreign currency translation adjustment	–	–	–	–	–	–	219,942	–	–	219,942
Balance at June 30, 2023	83,715,114	52	324,736,099	213	39,874,079	36,173	278,052	(23,654,262)	(1,625)	16,532,682

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

39

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2022 2023 2023 RMB RMB US$ Note 2(d) Cash flows from operating activities: Net loss (4,294,577) (2,177,777) (300,329) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation of property and equipment 358,358 402,827 55,552 Amortization of intangible assets 1,248,729 993,357 136,990 Amortization of right-of-use assets 123,022 89,023 12,277 Amortization of debt issuance costs 24,048 12,361 1,705 Share-based compensation expenses 534,560 561,548 77,441 Allowance for doubtful accounts 80,483 — — Inventory provision 85,348 30,328 4,182 Deferred income taxes (18,009) (11,250) (1,551) Unrealized exchange losses 288 1,484 205 Unrealized fair value changes of investments 349,314 (154,724) (21,337) Loss on disposal of property and equipment 255 646 89 Gain on disposal of long-term investments and subsidiaries (19,161) — — Termination expenses of certain game projects 109,054 — — Loss from equity method investments 74,289 80,391 11,086 Revaluation of previously held equity interests (152,153) 75,000 10,343 Impairments of long-term investments 99,280 69,949 9,646 Gain of convertible senior notes repurchase (475,790) (282,442) (38,951) Changes in operating assets and liabilities:    Accounts receivable (104,104) (55,833) (7,700)    Amount due from related parties (63,015) 27,693 3,819    Prepayments and other assets (195,501) 168,806 23,279    Other long-term assets (218,243) 162,872 22,461    Accounts payable 553,373 (113,788) (15,692)    Salary and welfare payable (137,284) (407,452) (56,190)    Taxes payable 52,869 (15,914) (2,195)    Deferred revenue 131,731 (128,359) (17,702)    Accrued liabilities and other payables (358,746) 143,128 19,738    Amount due to related parties 3,054 (5,446) (751)    Other long-term liabilities 104,012 (117,586) (16,216) Net cash used in operating activities (2,104,516) (651,158) (89,801)    40

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2022 2023 2023 RMB RMB US$ Note 2(d) Cash flows from investing activities:    Purchase of property and equipment (220,450) (51,521) (7,105)    Purchase of intangible assets (852,199) (698,543) (96,333)    Purchase of short-term investments (52,192,830) (6,682,864) (921,609)    Maturities of short-term investments 58,166,512 8,893,434 1,226,461    Cash consideration paid for purchase of    subsidiaries, net of cash acquired (1,093,353) (70,000) (9,653)    Cash paid for long-term investments including loans (1,276,691) (45,994) (6,343)    Repayment of loans from investees 547,744 275,078 37,935    Cash received from disposal/return of investments 124,954 82,856 11,426    Placements of time deposits (6,934,107) (5,503,040) (758,904)    Maturities of time deposits 3,082,530 4,810,737 663,431 Net cash (used in)/provided by investing activities (647,890) 1,010,143 139,306 Cash flows from financing activities:    Proceeds of short-term loans 711,371 548,521 75,645    Repayment of short-term loans (494,428) (493,624) (68,074)    Purchase of noncontrolling interests (56,741) — — Proceeds from exercise of employees’ share options 2 2 *    Proceeds from issuance of ordinary shares net of issuance costs — 2,689,380 370,882    Repurchase of convertible senior notes (1,268,630) (7,581,959) (1,045,600)    Repurchase of shares (347,581) — — Net cash used in financing activities (1,456,007) (4,837,680) (667,147) Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies 176,776 145,970 20,132 Net decrease in cash and cash equivalents and restricted cash (4,031,637) (4,332,725) (597,510) Cash and cash equivalents and restricted cash at beginning of the period 7,523,108 10,187,387 1,404,905 Cash and cash equivalents and restricted cash at end of the period 3,491,471 5,854,662 807,395    41

Bilibili Inc. 2023 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2022 2023 2023 RMB RMB US$ Note 2(d) Supplemental disclosures of cash flows information: Cash paid for income taxes, net of tax refund 58,470 84,210 11,613 Cash paid for interest expense 109,912 95,924 13,229 Supplemental schedule of non-cash investing and financing activities: Property and equipment purchases financed by accounts payable 465,836 87,364 12,048 Acquisitions and investments financed by payables 124,865 10,000 1,379 Intangible assets purchases financed by payables 715,244 461,623 63,661 * Less than 1    The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. 42

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS Bilibili Inc. (the _Company_ or _Bilibili_) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (_VIEs_) and subsidiaries of the VIEs (collectively referred to as the _Group_), is primarily engaged in the operation of providing online entertainment services to users in the People_s Republic of China (the _PRC_ or _China_). In April 2018, the Company completed its IPO on the Nasdaq. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion). On October 3, 2022, the Company_s voluntary conversion of its secondary listing status to primary listing on the main board of the Stock Exchange became effective. The Company became a dual-primary listed company on the main board of the Stock Exchange in Hong Kong and the Nasdaq in the United States. In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering. 43

Bilibili Inc. 2023 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS (Continued)

As of June 30, 2023, the Company's major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Issued Share Capital	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Hode HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	USD1	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	JPY80 million	100	Business development
Hode Shanghai Limited ("Hode Shanghai")	PRC, 2014	USD1.2 billion	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	USD2.5 billion	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	USD50 million	100	E-commerce and advertising[1]

44

Bilibili Inc. 2023 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS (Continued)

Major VIEs and VIEs' subsidiaries	Place and Year of Incorporation Acquisition	Issued Share Capital	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd. ("Hode Information Technology")	PRC, 2013	RMB11 million	100*	Mobile game operation[2]
Shanghai Kuanyu Digital Technology Co., Ltd. ("Shanghai Kuanyu")	PRC, 2014	RMB500 million	100*	Video distribution and game distribution[2]
Sharejoy Network Technology Co., Ltd. ("Sharejoy Network")	PRC, 2014	RMB10 million	100*	Game distribution[2]
Shanghai Hehehe Culture Communication Co., Ltd. ("Shanghai Hehehe")	PRC, 2014	RMB120 million	100*	Comics distribution[2]
Shanghai Anime Tamashi Cultural Media Co., Ltd. ("Shanghai Anime Tamashi")	PRC, 2015	RMB1 million	100*	E-commerce platform[2]

* Hode Shanghai is the primary beneficiary of the major VIEs and VIEs' subsidiaries.

1 These companies were established in the PRC in the form of wholly foreign-owned enterprises.

2 These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s).

45

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) The following combined financial information of the Group_s VIEs and VIEs_ subsidiaries as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023 included in the accompanying unaudited interim condensed consolidated financial statements of the Group was as follows: December 31, June 30, 2022 2023 RMB in thousands Cash and cash equivalents 1,590,440 1,672,130 Time deposits 4,186 4,355 Accounts receivable, net 619,927 589,293 Amounts due from Group companies 507,849 480,920 Amount due from related parties 119,857 8,823 Prepayments and other current assets 883,903 722,782 Short-term investments 272,340 313,867 Long-term investments, net 1,852,740 1,758,207 Other non-current assets 5,852,315 5,586,980 Total assets 11,703,557 11,137,357 Accounts payable 3,452,192 3,257,024 Salary and welfare payables 343,786 250,582 Taxes payable 165,162 144,158 Short-term loans 400,000 400,000 Deferred revenue 2,138,539 1,984,485 Accrued liabilities and other payables 531,188 554,947 Amounts due to the Group companies 12,415,760 12,864,563 Amounts due to related parties 27,929 18,826 Other long-term payable 269,623 285,522 Total liabilities 19,744,179 19,760,107 Total Bilibili Inc’s shareholders’ deficit (8,042,238) (8,621,082) Noncontrolling interests 1,616 (1,668) Total shareholders’ deficit (8,040,622) (8,622,750) Total liabilities and shareholders’ deficit 11,703,557 11,137,357    46

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) For the Six Months Ended June 30, 2022 2023 RMB in thousands Third-party revenues 6,933,942 6,717,237 Inter-company revenues 368,381 477,102 Total revenues 7,302,323 7,194,339 Net loss (1,914,824) (573,451)    For the Six Months Ended June 30, 2022 2023 RMB in thousands Net cash (used in)/provided by operating activities (119,504) 208,961 Net cash used in investing activities (1,432,746) (119,992) Net cash provided by financing activities 1,724,155 9,498    47

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) Liquidity The Group incurred net losses of RMB4,294.6 million and RMB2,177.8 million for the six months ended June 30, 2022 and 2023, respectively. Net cash used in operating activities was RMB2,104.5 million and RMB651.2 million for the six months ended June 30, 2022 and 2023, respectively. Accumulated deficit was RMB21,479.9 million and RMB23,654.3 million as of December 31, 2022 and June 30, 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors_ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group_s ability to continue as a going concern is dependent on management_s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In January 2023, the Company completed an offering of 15,344,000 American depositary shares (the _ADS Offering_). The amount of net proceeds from the Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with the aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering. And the remaining net proceeds, after deducting selling commissions of the ADS Offering is US$68.8 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group_s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. 48

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information SIGNIFICANT ACCOUNTING POLICIES Basis of presentation The accompanying unaudited interim condensed consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). The December 31, 2022 balance sheet data was derived from audited consolidated financial statements; however, the accompanying interim notes to the unaudited interim condensed consolidated financial information do not include all of the annual disclosures required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company’s audited consolidated financial statements for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Principles of consolidation The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity. All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary. 49

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information SIGNIFICANT ACCOUNTING POLICIES (Continued) Use of estimates The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative. Functional currency and foreign currency translation The Group uses Renminbi (“RMB”) as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group’s PRC entities is RMB. In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income on the unaudited interim condensed consolidated statement of operations and comprehensive loss. Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange losses on the unaudited interim condensed consolidated statement of operations and comprehensive loss. Convenience Translation Translations of balances on the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations and comprehensive loss and unaudited interim condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate. 50

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information SIGNIFICANT ACCOUNTING POLICIES (Continued) Contract Balances Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the period was RMB2,284.0 million and RMB2,397.8 million for the six months ended June 30, 2022 and 2023, respectively. The Group did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period for the six months ended June 30, 2022 and 2023. Receivables, net The following table sets out movements of the allowance against accounts receivable, amount due from related parties and other receivables recorded in prepayments and other current assets within the scope of ASC Topic 326 as of December 31, 2022 and June 30, 2023: December 31, June 30, 2022 2023 RMB in thousands Beginning balance 292,473 305,535 Provisions 130,549 —Write-offs (117,487) (19,727) Ending balance 305,535 285,808    51

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information CONCENTRATIONS AND RISKS Telecommunications service provider The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the six months ended June 30, 2022 and 2023 was as follows: For the Six Months Ended June 30, 2022 2023 Total number of telecommunications service providers 119 104 Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure 3 2 Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers 49% 24% Foreign currency exchange rate risk The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, and convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short- term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions. 52

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information CONCENTRATIONS AND RISKS (Continued) Credit risk The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, and money market funds (recorded in the short-term investments) and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2022 and June 30, 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2022 and June 30, 2023. There was no distribution channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2022. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of June 30, 2023. December 31, June 30, RMB in thousands 2022 2023 Distribution channel A N/A 210,496    Major customers and supplying channels No single customer represented 10% or more of the Group’s net revenues for the six months ended June 30, 2022 and 2023, respectively. The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the six months ended June 30, 2022 and 2023, respectively. 53

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information CONCENTRATIONS AND RISKS (Continued) Mobile games Mobile game revenues accounted for 24% and 19% of the Group’s total net revenues for the six months ended June 30, 2022 and 2023, respectively. No mobile game individually contributed more than 10% of the Group’s total net revenues for the six months ended June 30, 2022 and 2023, respectively. ACCOUNTS RECEIVABLE, NET An aging analysis of the accounts receivable as of December 31, 2022 and June 30, 2023, based on the recognition date before provisions, is as follows: December 31, June 30, 2022 2023 RMB in thousands Within 3 months 897,411 990,486 Between 3 months and 6 months 248,274 268,720 Between 6 months and 1 year 223,878 180,121 More than 1 year 180,895 141,636 Less: Provisions (221,874) (213,148) Total 1,328,584 1,367,815    54

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 5. PREPAYMENTS AND OTHER CURRENT ASSETS The following is a summary of prepayments and other current assets: December 31, June 30, 2022 2023 RMB in thousands Prepayments for revenue sharing cost* 559,178 511,608 Prepayments for sales tax 435,373 462,455 Inventories, net 437,451 243,578 Prepayments of marketing and other operational expenses 125,685 107,273 Interest income receivable 79,641 102,789 Loans to investees or ongoing investments 25,458 28,254 Prepayments for content cost 62,564 42,569 Prepayments to inventory suppliers 76,598 34,643 Deposits 31,461 30,997 Prepayments/receivables relating to jointly invested content 22,901 26,339 Others 94,263 78,591 Total 1,950,573 1,669,096    App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end- users. 55

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 6. SHORT-TERM INVESTMENTS The following is a summary of short-term investments: December 31, June 30, 2022 2023 RMB in thousands Financial products 3,580,792 2,166,985 Investments in publicly traded companies 1,042,660 732,837 Total 4,623,452 2,899,822    The Group recorded investment loss of RMB368.7 million and investment income of RMB57.4 million related to short-term investments on the unaudited interim condensed consolidated statement of operations and comprehensive loss for the six months ended June 30, 2022 and 2023, respectively. 7. PROPERTY AND EQUIPMENT, NET The following is a summary of property and equipment, net: December 31, June 30, 2022 2023 RMB in thousands Leasehold improvements 282,007 233,691 Servers and computers 2,830,434 2,927,668 Others 64,595 64,935 Total 3,177,036 3,226,294 Less: accumulated depreciation (1,949,873) (2,296,491) Net book value 1,227,163 929,803    Depreciation expenses were RMB358.4 million and RMB402.8 million for the six months ended June 30, 2022 and 2023, respectively. No impairment charge was recognized for any of periods presented. 56

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 8. INTANGIBLE ASSETS, NET The following is a summary of intangible assets, net: As of December 31, 2022 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 7,131,626 (4,622,992) 2,508,634 License rights of mobile games 427,726 (300,659) 127,067 Intellectual property and others 2,337,508 (646,419) 1,691,089 Total 9,896,860 (5,570,070) 4,326,790 As of June 30, 2023 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 7,420,902 (5,119,282) 2,301,620 License rights of mobile games 331,244 (260,968) 70,276 Intellectual property and others 2,393,006 (812,189) 1,580,817 Total 10,145,152 (6,192,439) 3,952,713    Amortization expenses were RMB1,248.7 million and RMB993.4 million for the six months ended June 30, 2022 and 2023, respectively. No impairment charge was recognized for any of periods presented. 57

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET The Group_s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value. December 31, June 30, 2022 2023 RMB in thousands Equity investments accounted for using the measurement alternative 2,844,630 2,750,862 Equity investments accounted for using the equity method 1,923,144 1,897,440 Investments accounted for at fair value 883,244 575,190 Total 5,651,018 5,223,492    Equity investments accounted for using the measurement alternative The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment_s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment_s carrying value, the Group recognizes an impairment loss in _Investment (loss)/income, net (including impairments)_ equal to the difference between the carrying value and fair value. A gain of RMB152.2 million and a loss of RMB75.0 million re-measurement of equity investments accounted for using the measurement alternative was recognized for the six months ended June 30, 2022 and 2023, respectively. 58

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET (Continued) Equity investments using the measurement alternative (Continued) The Group recorded impairment charges for long-term investments of RMB99.3 million and RMB69.9 million as _Investment (loss)/income, net (including impairments)_ for the six months ended June 30, 2022 and 2023, respectively, as the investees_ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value. The Company disposes several equity investments of the Group with the carrying amount of RMB104.1 million and nil for the six months ended June 30, 2022 and 2023, respectively. The difference between the consideration and their carrying value was recognized as _Investment (loss)/income, net (including impairments)._ RMB16.4 million and nil disposal gain was recognized for the six months ended June 30, 2022 and 2023, respectively. Equity investments accounted for using the equity method RMB74.3 million and RMB80.4 million of the Group_s proportionate share of equity investee_s net loss, was recognized in _Investment (loss)/income, net (including impairments)_ for the six months ended June 30, 2022 and 2023, respectively. Investments accounted for at fair value Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year and investments in publicly traded companies with an intention of holding greater than one year. A loss of RMB171.3 million and a gain of RMB167.7 million resulted from the change in fair value was recognized in _Investment (loss)/income, net (including impairments)_ for the six months ended June 30, 2022 and 2023, respectively. 59

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 10. TAXATION Composition of income tax The following table presents the composition of income tax expenses for the six months ended June 30, 2022 and 2023: For the Six Months Ended June 30, 2022 2023 RMB in thousands Current income tax expenses 68,394 57,719 Withholding income tax expenses 6,216 9,121 Deferred tax benefits (18,009) (11,250) Total 56,601 55,590    The Group_s effective tax rate for the six months ended June 30, 2022 and 2023 was -1.3% and -2.6%, respectively. The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. 11. ACCOUNTS PAYABLE An aging analysis of the accounts payable as of December 31, 2022 and June 30, 2023, based on the recognition date, after credit period, is as follows: December 31, June 30, 2022 2023 RMB in thousands Within 3 months 2,977,735 2,825,745 Between 3 months and 6 months 623,799 605,578 Between 6 months and 1 year 392,474 342,844 More than 1 year 297,648 397,458 Total 4,291,656 4,171,625 The accounts payable is non-interest-bearing.    60

Bilibili Inc. 2023 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

12. TAXES PAYABLE

The following is a summary of taxes payable as of December 31, 2022 and June 30, 2023:

	December 31, 2022	**June 30, 2023**
	RMB in thousands	
Enterprise income tax ("EIT") payable	109,864	**100,135**
Withholding income tax payable	55,854	**63,671**
Withholding individual income taxes for employees	46,739	**31,755**
Value added tax ("VAT") payable	58,624	**44,768**
Others	45,163	**60,001**
Total	316,244	**300,330**

13. SHORT-TERM LOAN AND CURRENT PORTION OF LONG-TERM DEBT

	Balance at December 31, 2022			**Balance at June 30, 2023**		
	Interest Rate Range	Maturity Date	Amount RMB in thousands	**Interest Rate Range**	**Maturity Date**	**Amount RMB in thousands**
Unsecured bank loans	3.10%~3.70%	Within 12 months	1,242,882	**3.10%~3.70%**	**Within 12 months**	**1,538,675**
Unsecured borrowing	3.79%	Within 12 months	240,871	**–**	**–**	**–**
April 2026 Notes (Note 15)	–	–	–	**1.38%**	**Within 12 months**	**3,072,981**
2027 Notes (Note 15)	1.25%	Within 12 months	5,137,633	**–**	**–**	**–**
Total			6,621,386			**4,611,656**

61

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 14. ACCRUED LIABILITIES AND OTHER PAYABLES The following is a summary of accrued liabilities and other payables as of December 31, 2022 and June 30, 2023: December 31, June 30, 2022 2023 RMB in thousands Accrued marketing expenses 777,572 735,994 Payables to producers and licensors 159,950 247,374 Leasing liabilities-current portion 238,687 186,098 Professional fees 94,342 126,458 Accrued sales rebate — 114,595 Deposit 48,637 82,255 Consideration payable for acquisitions and investments 110,518 31,105 Advances from/payables to third parties 6,420 19,009 Interest payable 17,731 12,040 Other staff related cost 5,372 5,917 Others 75,733 48,505 Total 1,534,962 1,609,350 15. CONVERTIBLE SENIOR NOTES April 2026 Notes In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder_s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026. Holders of the April 2026 Notes may require the Company to repurchase all or part of their April 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. 62

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES (Continued) April 2026 Notes (Continued) The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the six months ended June 30, 2022 and 2023, the April 2026 Notes related interest expense was US$3.7 million (RMB23.8 million) and US$3.7 million (RMB25.5 million), respectively. As of June 30, 2023, the carrying amount of RMB3,073.0 million (US$425.3 million) of the April 2026 Notes are short-term in nature because the April 2026 Notes holder had a non-contingent option to require the Group to repurchase for cash all or any portion of their April 2026 Notes within one year. 2027 Notes In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder_s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027. Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the six months ended June 30, 2022 and 2023, the 2027 Notes related interest expense was US$6.0 million (RMB38.7 million) and US$5.0 million (RMB34.7 million), respectively. December 2026 Notes In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder_s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company_s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion. 63

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES (Continued) December 2026 Notes (Continued) Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the six months ended June 30, 2022 and 2023, the December 2026 Notes related interest expense was US$5.7 million (RMB37.1 million) and US$1.7 million (RMB12.9 million), respectively. The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method. As of December 31, 2022, and June 30, 2023, the principal amount of April 2026 Notes was RMB2,990.2 million and RMB3,102.3 million, respectively. The unamortized debt issuance costs were RMB33.4 million and RMB29.4 million as of December 31, 2022 and June 30, 2023, respectively. As of December 31, 2022, and June 30, 2023, the principal amount of 2027 Notes was RMB5,195.6 million and RMB0.7 million, respectively. The unamortized debt issuance costs were RMB58.0 million and RMB6,669 as of December 31, 2022 and June 30, 2023, respectively. As of December 31, 2022, and June 30, 2023, the principal amount of December 2026 Notes was RMB5,792.6 million and RMB3,229.3 million, respectively. The unamortized debt issuance costs were RMB66.3 million and RMB32.3 million as of December 31, 2022 and June 30, 2023, respectively. For the six months ended June 30, 2022 and 2023, no April 2026 Notes, 2027 Notes and December 2026 Notes were converted. For the six months ended June 30, 2022, the Company repurchased an aggregate principal amount of US$275.4 million (RMB1.8 billion) of December 2026 Notes for a total cash consideration of US$197.7 million (RMB1.3 billion), with the gain of US$74.0 million (RMB475.8 million). For the six months ended June 30, 2023, the Company repurchased an aggregate principal amount of US$745.9 million 2027 Notes with the aggregate cash purchase price of US$745.9 million (RMB5,338.2 million) with the loss of US$7.6 million (RMB54.0 million) recognized for the six months ended June 30, 2023. 64

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES (Continued) For the six months ended June 30, 2023, the Company repurchased an aggregate principal amount of US$384.8 million of December 2026 Notes in the amount of US$331.2 million (RMB2,243.8 million) funded by the net proceeds from the ADS offering, with the gain of US$49.5 million (RMB336.5 million) recognized for the six months ended June 30, 2023. The following table provides a summary of the Company_s non-current portion of unsecured senior notes as of December 31, 2022 and June 30, 2023: December 31, June 30, 2022 2023 Effective Amounts Amounts interest rate RMB in thousands April 2026 Notes 2,956,815 — 1.74% 2027 Notes — 658 1.52% December 2026 Notes 5,726,335 3,196,967 0.80% Carrying value 8,683,150 3,197,625 Unamortized discount and debt issuance costs 99,698 32,301 Total principal amounts of unsecured senior notes 8,782,848 3,229,926    16. REVENUE The following table presents the Group_s net revenues disaggregated by revenue sources: For the Six Months Ended June 30, 2022 2023 RMB in thousands Mobile games 2,404,054 2,022,503 Value-added services 4,155,650 4,457,965 Advertising 2,199,022 2,844,644 IP derivatives and others (formerly known as E-commerce and others) 1,204,304 1,048,698 Total net revenues 9,963,030 10,373,810    65

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION As of June 30, 2023, total unrecognized compensation expenses related to unvested service-based restricted share units (_RSUs_) granted under the 2018 Plan, adjusted for estimated forfeitures, was RMB1,047.0 million, which is expected to be recognized over a weighted-average period of 4.9 years and may be adjusted for future changes in estimated forfeitures. The following table presents a summary of the Group_s service-based RSUs activities for the six months ended June 30, 2023: Weighted Average Total Number Grant date of shares fair value (In thousands) US$ Outstanding at January 1, 2023 1,967 24.59 Granted 6,151 21.23 Exercised (13) 24.59 Forfeited (277) 24.54 Outstanding at June 30, 2023 7,828 21.95    66

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION (Continued) As of June 30, 2023, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB2,780.5 million, which is expected to be recognized over a weighted-average period of 3.1 years and may be adjusted for future changes in estimated forfeitures. The following table presents a summary of the Group_s share options activities for the six months ended June 30, 2023: Weighted Average Total Number Exercise of shares Price (In thousands) US$ Outstanding at January 1, 2023 21,910 2.0283 Granted — — Exercised (1,156) 0.0001 Forfeited (781) 0.3065 Outstanding at June 30, 2023 19,973 2.2199 Exercisable at June 30, 2023 5,197 3.8365 18. NET LOSS PER SHARE For the six months ended June 30, 2022 and 2023, the Company had potential ordinary shares, including share options and RSUs granted and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the six months ended June 30, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the six months ended June 30, 2022, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 3,168,717 shares, 17,347,747 shares, 19,641,256 shares and 15,480,130 shares, respectively. 67

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 18. NET LOSS PER SHARE (Continued) For the six months ended June 30, 2023, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,987,963 shares, 29,875 shares, 17,347,182 shares, 16,696,622 shares and 5,004,820 shares, respectively. The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2023: For the Six Months Ended June 30, 2022 2023 RMB in thousands, except for share and per share data Numerator: Net loss (4,294,577) (2,177,777) Net loss attributable to noncontrolling interests 5,668 3,384 Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation (4,288,909) (2,174,393) Denominator: Weighted average number of ordinary shares outstanding, basic 394,142,409 412,013,005 Weighted average number of ordinary shares outstanding, diluted 394,142,409 412,013,005 Net loss per share, basic (10.88) (5.28) Net loss per share, diluted (10.88) (5.28)    68

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 19. RELATED PARTY TRANSACTIONS AND BALANCES The Group entered into the following significant related party transactions for the periods presented: For the Six Months Ended June 30, 2022 2023 RMB in thousands Purchases of goods and services 86,730 123,340 Repayment of loans from an entity (“Entity”1) — 270,078 Sales of goods and services 12,658 5,941 Interest income 31,241 26,133    The Group had the following significant related party balances as of December 31, 2022 and June 30, 2023, respectively: December 31, June 30, 2022 2023 RMB in thousands Amount due from related parties Due from investment funds2 103,689 37,506 Due from the Entity1 1,308,652 1,040,968 Due from other investees 182,579 128,811 Total 1,594,920 1,207,285 Amount due to related parties3 108,307 101,458    The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2022 and June 30, 2023 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were from 3.3% to 4.15%. The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2022 and June 30, 2023 were consideration receivables related to the equity investments transferred, which are non-trade in nature. The balances as of December 31, 2022 and June 30, 2023 mainly represent considerations related to long-term investments, which are non-trade in nature. 69

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 20. ACQUISITIONS Transactions with one game development company (_Game Business_) In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB800.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Game Business, which became a consolidated subsidiary of the Group. The consideration of acquisition of Game Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows: Amount Amortization Period RMB in thousands Net assets acquired 333,830 Intangible assets — Non-compete clause 111,000 6 years — Others 50,965 5 years Deferred tax liabilities (40,491) Goodwill 344,696    [Graphic Appears Here] Goodwill arising from this acquisition was attributable to the Group_s strategy to expand its self-developed capacity in game development.    70

[Graphic Appears Here] Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statement of operations and comprehensive loss for the six months ended June 30, 2022, either individually or in aggregate. 21. SUBSEQUENT EVENTS There were no material subsequent events during the period from July 1, 2023 to the approval date of the Interim Financial Information. 71

Bilibili Inc. 2023 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data

	For the six months ended June 30, 2023					
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Share-based compensation Note(iv)	Amounts as reported under IFRS
	RMB in thousands					
Cost of revenues	(8,042,344)	–	–	–	(2,312)	(8,044,656)
Sales and marketing expenses	(1,798,383)	–	–	–	(961)	(1,799,344)
General and administrative expenses	(1,111,394)	–	16,673	–	(1,828)	(1,096,549)
Research and development expenses	(2,074,033)	–	–	–	(39,946)	(2,113,979)
Investment income, net (including impairments)	8,321	–	–	49,182	–	57,503
Fair value change of convertible senior notes	–	417,332	–	–	–	417,332
Interest expense	(105,682)	72,046	(15,633)	–	–	(49,269)
Debt extinguishment gain/(loss)	282,442	(282,442)	–	–	–	–
Net (loss)/income	(2,177,777)	206,936	1,040	49,182	(45,047)	(1,965,666)
Net (loss)/income attributable to the Bilibili Inc.'s shareholders	(2,174,393)	206,936	1,040	49,182	(45,047)	(1,962,282)
Total other comprehensive income/(loss)	219,942	(809,889)	–	4,641	–	(585,306)
Comprehensive (loss)/income attributable to the Bilibili Inc.'s shareholders	(1,954,451)	(602,953)	1,040	53,823	(45,047)	(2,547,588)

72

Bilibili Inc. 2023 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data (Continued)

	For the six months ended June 30, 2022					
	Amounts as reported under U.S. GAAP	Convertible senior notes Note(i)	Leases Note(ii)	Equity investments using the measurement alternative Note(iii)	Share-based compensation Note(iv)	Amounts as reported under IFRS
	RMB in thousands					
Cost of revenues	(8,417,504)	–	–	–	(17,755)	(8,435,259)
Sales and marketing expenses	(2,425,888)	–	–	–	(6,881)	(2,432,769)
General and administrative expenses	(1,160,961)	–	23,090	–	(96,687)	(1,234,558)
Research and development expenses	(2,140,551)	–	–	–	(67,612)	(2,208,163)
Investment loss, net (including impairments)	(544,273)	–	–	(81,342)	–	(625,615)
Fair value change of convertible senior notes	–	4,723,786	–	–	–	4,723,786
Interest expense	(123,612)	102,483	(14,757)	–	–	(35,886)
Debt extinguishment gain/(loss)	475,790	(482,620)	–	–	–	(6,830)
Net (loss)/income	(4,294,577)	4,343,649	8,333	(81,342)	(188,935)	(212,872)
Net (loss)/income attributable to the Bilibili Inc.'s shareholders	(4,288,909)	4,343,649	8,333	(81,342)	(188,935)	(207,204)
Total other comprehensive income	334,244	267,186	–	9,243	–	610,673
Comprehensive (loss)/income attributable to the Bilibili Inc.'s shareholders	(3,954,665)	4,610,835	8,333	(72,099)	(188,935)	403,469

73

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheets data As of June 30, 2023 Equity investments Amounts as using the Amounts reported under Convertible measurement Share-based as reported U.S. GAAP senior notes Leases alternative compensation under IFRS Note(i) Note(ii) Note(iii) Note(iv) RMB in thousands Assets Long-term investments, net 5,223,492 — — 163,147 — 5,386,639 Other long-term assets 1,295,834 — (11,637) — — 1,284,197 Total assets 34,895,357 — (11,637) 163,147 — 35,046,867 Liabilities Short-term loan and current portion of long-term debt 4,611,656 74,011 — — — 4,685,667 Accrued liabilities and other payables 1,609,350 (12,011) — — — 1,597,339 Long-term debt 3,197,625 (365,195) — — — 2,832,430 Total liabilities 18,362,675 (303,105) — — — 18,059,570 Total shareholders’ equity 16,532,682 303,105 (11,637) 163,147 — 16,987,297    74

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheets data (Continued) As of December 31, 2022 Equity investments Amounts as using the Amounts reported under Convertible measurement Share-based as reported U.S. GAAP senior notes Leases alternative compensation under IFRS Note(i) Note(ii) Note(iii) Note(iv) RMB in thousands Assets Long-term investments, net 5,651,018 — — 109,324 — 5,760,342 Other long-term assets 1,474,368 — (12,677) — — 1,461,691 Total assets 41,830,570 — (12,677) 109,324 — 41,927,217 Liabilities Short-term loan and current portion of long-term debt 6,621,386 21,842 — — — 6,643,228 Accrued liabilities and other payables 1,534,962 (14,980) — — — 1,519,982 Long-term debt 8,683,150 (912,920) — — — 7,770,230 Total liabilities 26,590,983 (906,058) — — — 25,684,925 Total shareholders’ equity 15,239,587 906,058 (12,677) 109,324 — 16,242,292    75

Bilibili Inc. 2023 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Notes: Convertible senior notes Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date. Under IFRS, the Group’s convertible senior notes were designated as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk recognized in other comprehensive income, and the rest amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss. Leases Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use asset is recorded as lease expense and the interest expense is required to be presented in separate line item. Equity investments using the measurement alternative Under U.S. GAAP, the Group elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments were recognized in the profit or loss. Share-based compensation Under U.S. GAAP, for the options and RSUs granted to employees with service condition only, the share- based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, for the options and RSUs granted to employees with service condition only, the graded vesting method must be applied. 76

Bilibili Inc. 2023 Interim Report Definitions “2018 Share Incentive Plan” the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time “2027 Notes” 1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020 “ADS(s)” American Depositary Shares (each representing one Class Z Ordinary Share) “ADS Offering” the offer of ADSs to the placees selected and procured by the Goldman Sachs (Asia) L.L.C. pursuant to a shelf registration statement on Form F-3 and a prospectus supplement filed with the SEC on January 9, 2023, in the manner which shall constitute placing within the meaning of the Listing Rules, details of which are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023 “April 2026 Notes” 1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019 “Articles of Association” the eighth amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 30, 2022, as amended from time to time “associate(s)” has the meaning ascribed to it under the Listing Rules “Audit Committee” the audit committee of the Board “Board” the board of directors of the Company “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Class Y Ordinary Shares” Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis    77

Bilibili Inc. 2023 Interim Report Definitions “Class Z Ordinary Shares” Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting “Code” the Management Trading of Securities Policy “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company”, “we”, “us”, or Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on “our” December 23, 2013 “Compensation Committee” the compensation committee of the Board “connected person(s)” has the meaning ascribed to it under the Listing Rules “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Vanship Limited and other entities controlled by Mr. Rui Chen through which he holds interests in the Company, as set out in the section headed “Relationship with the Controlling Shareholders” in the Prospectus “Corporate Governance the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as Code” amended from time to time “DAU” daily active user “December 2026 Notes” 0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021 “Director(s)” the director(s) of the Company “Global Offering” the Hong Kong Public Offering and the International Offering as defined in the Prospectus “Global Share Plan” the Company’s global share incentive plan adopted in November 2014 and terminated on the Primary Conversion Effective Date    78

Bilibili Inc. 2023 Interim Report Definitions “Group,” “our Group,” “the the Company, subsidiaries and consolidated affiliated entities from time to time Group,”, “we,” “us,” or “our” “Hong Kong” the Hong Kong Special Administrative Region of the PRC “IFRS(s)” the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board “Latest Practicable Date” August 24, 2023, being the latest practicable date for ascertaining certain information in this interim report before its publication “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange “MAU” monthly active user “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules “Nasdaq” Nasdaq Global Select Market “Nominating and Corporate the nominating and corporate governance committee of the Board Governance Committee” “Primary Conversion” the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange “Primary Conversion Effective October 3, 2022, the date on which the Company’s voluntary conversion of its Date” secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective “Prospectus” the Company’s prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong “Reporting Period” the six months ended June 30, 2023    79

Bilibili Inc. 2023 Interim Report Definitions “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Hong Kong Listing Rule 8A.24, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company “RMB” or “Renminbi” Renminbi, the lawful currency of China “SEC” the Securities and Exchange Commission of the United States “SFO” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Share(s)” the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires “Shareholder(s)” the holder(s) of the Share(s), and where the context requires, ADSs “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary” or “subsidiaries” has the meaning ascribed to it in section 15 of the Companies Ordinance “Tencent” Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company “Total Time Spent” Total time spent represents the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period “United States” or “US” United States of America, its territories, its possessions and all areas subject to its jurisdiction “U.S. GAAP” Generally Accepted Accounting Principles in the United States “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “WVR” weighted voting rights “%” per cent    80